						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months
						ended
	Years ended September 30					March 31
	2012	2011	2010	2009	2008	2013	2012
EARNINGS
Income (loss) from continuing operations	$38	$56	$88	$(240)	$87	$157	$150
Income tax expense (benefit)	(52)	(53)	(13)	(83)	30	42	57
Interest expense	197	105	117	163	9	129	102
Interest portion of rental expense	28	25	26	25	20	14	11
Amortization of deferred debt expense	54	26	81	52	—	57	12
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(32)	(12)	(2)	1	(10)	(9)	(13)
	$233	$147	$297	$(82)	$136	$390	$319

FIXED CHARGES
Interest expense	$197	$105	$117	$163	$9	$129	$102
Interest portion of rental expense	28	25	26	25	20	14	11
Amortization of deferred debt expense	54	26	81	52	—	57	12
Capitalized interest	1	—	2	3	—	—	—
	$280	$156	$226	$243	$29	$200	$125

RATIO OF EARNINGS TO FIXED CHARGES	(C)	(B)	1.31	(A)	4.69	1.95	2.55

(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.